SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ___)*

Exicure, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M 101

(CUSIP Number)

Chad A. Mirkin

c/o AuraSense, LLC

8045 Lamon Avenue, Suite 410

Skokie, Illinois 60077

(847) 673-1700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP No. 30205M 101	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
AuraSense, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 11,267,824 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 11,267,824 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,267,824 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based upon 35,513,987 outstanding shares of Common Stock reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 2, 2017.

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CUSIP No. 30205M 101	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
Chad A. Mirkin, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,500 Shares
	8	SHARED VOTING POWER 11,267,824 Shares
	9	SOLE DISPOSITIVE POWER 112,500 Shares
	10	SHARED DISPOSITIVE POWER 11,267,824 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,380,324 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Dr. Mirkin disclaims beneficial ownership of the 11,267,824 Shares held by AuraSense, LLC, except to the extent of his pecuniary interest therein.

** This percentage is based upon 35,513,987 outstanding shares of Common Stock reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 2, 2017.

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CUSIP No. 30205M 101	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
Colby Shad Thaxton, M.D., Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,264 Shares
	8	SHARED VOTING POWER 11,267,824 Shares
	9	SOLE DISPOSITIVE POWER 83,264 Shares
	10	SHARED DISPOSITIVE POWER 11,267,824 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,351,088 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Dr. Thaxton disclaims beneficial ownership of the 11,267,824 Shares held by AuraSense, LLC, except to the extent of his pecuniary interest therein.

** This percentage is based upon 35,513,987 outstanding shares of Common Stock reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 2, 2017.

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Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Exicure, Inc., a Delaware corporation formerly known as Max-1 Acquisition Corporation (the “Issuer”), whose principal executive offices are located at 8045 Lamon Avenue, Suite 410, Skokie, Illinois 60077.

Item 2.	Identity and Background.
a.	This statement is filed by AuraSense, LLC, a Delaware limited liability company (“AuraSense”), and the members of its Board of Managers, Chad A. Mirkin, Ph.D., and Colby Shad Thaxton, M.D., Ph.D.
Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and attached hereto as Exhibit 1. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.
b.	The business address of each of the Reporting Persons is 8045 Lamon Avenue, Suite 410, Skokie, Illinois 60077.
c.	The primary purpose of AuraSense is engaging in any lawful act or activity for which limited liability companies may be organized under the Delaware Limited Liability Company Act.
Dr. Mirkin’s principal occupation is Director of the International Institute for Nanotechnology at Northwestern University, as well as the George B. Rathmann Professor of Chemistry, Professor of Chemical and Biological Engineering, Professor of Biomedical Engineering, Professor of Materials Science and Engineering, and Professor of Medicine at Northwestern University.
Dr. Thaxton’s principal occupation is Associate Professor in the Department of Urology at Northwestern University, Feinberg School of Medicine.
d.	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.
f.	AuraSense is a Delaware limited liability company.
Each of Dr. Mirkin and Dr. Thaxton is a citizen of the United States of America.

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Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported on this Schedule 13D were acquired in exchange for shares of preferred stock and options to purchase common stock of Exicure, Inc., a Delaware corporation (“Exicure OpCo”) pursuant to a merger (the “Merger”) effected pursuant to an Agreement and Plan of Merger and Reorganization, dated September 26, 2017 (the “Merger Agreement”), by and among the Issuer (then operating under the name Max-1 Acquisition Corporation), Max-1 Acquisition Sub, Inc., a wholly owned Delaware subsidiary of the Issuer, and Exicure OpCo.

Item 4.	Purpose of Transaction.

The purpose of the Merger was to allow the former stockholders of Exicure OpCo to receive shares of a publicly traded company. In connection with the Merger, shares of preferred stock and common stock of Exicure OpCo issued and outstanding immediately prior to the closing of the Merger were exchanged for shares of the Issuer’s Common Stock, and options to purchase shares of Exicure OpCo’s common stock were assumed by the Issuer and exchanged for options to purchase shares of the Issuer’s Common Stock. Also in connection with the Merger, Drs. Mirkin and Thaxton joined the board of directors of the Issuer.

Following the Merger, the Issuer closed an offering of shares of its Common Stock. The Reporting Persons did not purchase any shares in the offering.

The Reporting Persons may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although the Reporting Persons have no present intention to sell any shares of Common Stock, any of them could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by it.

Except as set forth above, none of the Reporting Persons has any plan or proposal which relates to any of the following matters:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer’s business or corporate structure;

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(g)        Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)       Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer.
(a)	AuraSense’s total beneficial ownership amounts to 11,267,824 shares of Common Stock, constituting 31.7% of the outstanding shares of Common Stock of the Issuer (the “AuraSense Shares”).
Dr. Mirkin’s total beneficial ownership amounts to 11,380,324 shares of Common Stock, constituting 32.0% of the outstanding shares of Common Stock of the Issuer, consisting of (i) 22,567 shares of Common Stock held by Dr. Mirkin, (ii) 6,669 shares of Common Stock held by the Chad A. Mirkin Living Trust over which Dr. Mirkin serves as Trustee, (iii) 83,264 shares of Common Stock issuable to Dr. Mirkin upon exercise of options exercisable within 60 days of September 26, 2017, and (iv) the 11,267,824 AuraSense Shares, which Dr. Mirkin may be deemed to share voting and dispositive power over as a member of the Board of Managers of AuraSense. Dr. Mirkin disclaims beneficial ownership of the AuraSense Shares, except to the extent of his pecuniary interest therein.
Dr. Thaxton’s total beneficial ownership amounts to 11,351,088 shares of Common Stock, constituting 31.9% of the Issuer, consisting of (i) 83,264 shares of Common Stock issuable to Dr. Thaxton upon exercise of options exercisable within 60 days of September 26, 2017, and (ii) the 11,267,824 AuraSense Shares, which Dr. Thaxton may be deemed to share voting and dispositive power over as a member of the Board of Managers of AuraSense. Dr. Thaxton disclaims beneficial ownership of the AuraSense Shares, except to the extent of his pecuniary interest therein.
(b)	AuraSense holds shared investment and shared voting power over the 11,267,824 AuraSense Shares.
Dr. Mirkin holds sole investment and sole voting power over the (i) 22,567 shares of Common Stock held by Dr. Mirkin, (ii) 83,264 shares of Common Stock issuable to Dr. Mirkin upon exercise of options exercisable within 60 days of September 26, 2017, and (iii) 6,669 shares of Common Stock held by the Chad A. Mirkin Living Trust over which Dr. Mirkin serves as Trustee. By reason of his status as a member of the Board of Managers of AuraSense, Dr. Mirkin may be deemed to hold shared investment and shared voting power over the 11,267,824 AuraSense Shares.

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Dr. Thaxton holds sole investment and sole voting power of 83,264 shares of Common Stock issuable to Dr. Thaxton upon exercise of options exercisable within 60 days of September 26, 2017. By reason of his status as a member of the Board of Managers of AuraSense, Dr. Thaxton may be deemed to hold shared investment and shared voting power over the 11,267,824 AuraSense Shares.
(c)	During the last sixty days, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer except as disclosed in this Schedule 13D.
(d)	Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Reference is made to the Merger Agreement defined in Item 3 above and attached as Exhibit 2 hereto.

In connection with the closing of the Merger, each of the Reporting Persons entered into a Lock-Up Agreement, substantially in the form attached hereto as Exhibit 3, whereby, subject to certain customary exceptions, they are restricted for a period of nine months after the completion of the Merger from certain sales or dispositions (including any pledge) of Common Stock held by (or issuable to) them.

The Reporting Persons also entered into a Registration Rights Agreement with the Issuer and certain other persons named therein, substantially in the form attached hereto as Exhibit 4, pursuant to which the Issuer has agreed to promptly file a registration statement with the Securities and Exchange Commission covering, among other shares of Common Stock, the shares of Common Stock issued to the Reporting Persons in the Merger, and to maintain the effectiveness of the registration statement for a period of five years or until (i) the shares registered thereunder have been sold in accordance with the registration statement or (ii) the shares registered thereunder have been sold in accordance with Rule 144 promulgated under the Securities Act of 1933.

Each of the Joint Filing Agreement, Merger Agreement, Form of Lock-Up Agreement and Form of Registration Rights Agreement, which are attached as Exhibits 1, 2, 3 and 4 hereto, respectively, are incorporated by reference herein.

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Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated October 6, 2017, among the Reporting Persons.*
2	Agreement and Plan of Merger, dated September 26, 2017, by and among the Issuer (then named Max-1 Acquisition Corporation), Max-1 Acquisition Sub, Inc. and Exicure OpCo (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed October 2, 2017).
3	Form of Lock-Up Agreement.*
4	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed October 2, 2017).

*Attached hereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2017

AuraSEnse, LLC By: /s/ Chad A. Mirkin Chad A. Mirkin President
By: /s/ Chad A. Mirkin CHAD A. MIRKIN
By: /s/ C. Shad Thaxton C. SHAD THAXTON

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